Mail Stop 0306


March 23, 2005



Via Facsimile and U.S. Mail

James Hennen
Chief Financial Officer
Vascular Solutions, Inc.
6464 Sycamore Court
Minneapolis, Minnesota  55369


	Re:	Vascular Solutions, Inc.
		Form 10-K for the fiscal year ended December 31, 2004
			Filed February 10, 2005
		File No. 0-27605

Dear Mr. Hennen:

      We have reviewed your filing and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended December 31, 2004

Item 9A.  Controls and Procedures - Page 32

Evaluation of Disclosure Controls and Procedures - Page 32

1. We note your disclosure that your "the Chief Executive Officer and
Chief Financial Officer concluded that, as of the end of the period covered by this report, [your] disclosure controls and procedures were effective in timely alerting them to the material information relating to [the company] (or [your] consolidated subsidiaries) required to be included in the reports [you] file or submit under the
Exchange Act." The language that is currently included following your conclusion that your disclosure controls and procedures are effective appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you wish to include the definition of disclosure controls and procedures, please revise future filings to clarify, if true, that your officers have concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Rule 13a-15(e) of the Exchange Act.

Consolidated Financial Statements - Page 38

Note 10 - Stock Options and Warrants - Page 55

Warrants - Page 56

2. We note your disclosure showing the outstanding warrants and their respective expiration dates. Tell us when and why these warrants were issued. Also, tell us how you have accounted for these warrants in your financial statements. Please also revise future filings as appropriate to address our comment.

Form 8-K dated January 27, 2005

Exhibit 99.1

3. We do not believe that the presentation of a non-GAAP statement of operations is appropriate unless all disclosures required by Item 10(e)(1)(i) of Regulation S-K are included for each separate non-GAAP measure. Please delete this presentation from all future Forms 8-K.
If you continue to present non-GAAP information, Item 2.02 of Form
8-
K requires that disclosures "furnished" include information that complies with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. Accordingly, in addition to the reconciliation for each non-GAAP measure, you must also provide statements disclosing the reasons why management believes presentation of the individual non-GAAP measures provide useful information to investors regarding your financial condition and results of operations. Those disclosures should be specific and substantive to each individual measure. Please confirm that you will revise your Forms 8-K in future periods to provide all of the disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented. Provide us with a full sample of your proposed disclosure.

4. Your revised disclosures related to the non-GAAP measures included in Form 8-K/A filed on January 27, 2005 do not include all of the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation
S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP
Financial
Measures dated June 13, 2003. Please revise to specifically include a discussion, in sufficient detail, of the following for each non-GAAP measure:

* The substantive reasons why management believes each non-GAAP measure provides useful information to investors;

* The specific manner in which management uses each non-GAAP measure to conduct or evaluate its business;

* The economic substance behind management`s decision to use each measure; and

* The material limitations associated with the use of each non-
GAAP
measure as compared to the use of the most directly comparable
GAAP
measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

Your current disclosures are generic and vague and do not provide the reader sufficient information to understand each non-GAAP measure. Your revised disclosure should also address why you believe a measure that excludes thrombin expenses, which you have disclosed will be recurring over the next two years, is useful to investors.

* * * * * * * *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Vaughn, Staff Accountant, at (202)
824-
5387 or me at (202) 942-2861 if you have questions regarding these comments. In this regard, do not hesitate to contact Daniel
Gordon,
the Branch Chief, at (202) 942-2813.


					Sincerely,


					Kate Tillan
					Reviewing Accountant
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James Hennen
Vascular Solutions, Inc.
March 23, 2005
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